SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Inotek Pharmaceuticals Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45780V102
(CUSIP Number)

Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
(617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,876,298
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,876,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,876,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,876,298
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,876,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,876,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,876,298
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,876,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,876,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,876,298
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,876,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,876,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,876,298
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,876,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,876,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 7 of 10 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 5, 2017 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") as it relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Inotek Pharmaceuticals Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 5(a), (b) and (c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the 1,876,298 shares of Common Stock to which this Schedule 13D relates were derived from working capital of ACP and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the 1,876,298 shares of Common Stock reported herein. A total of $7,998,165.88 was paid to acquire the 1,876,298 shares of Common Stock reported herein. ACPGP, ACA and Messrs. Atchinson or Gross control the investing and trading in securities of ACP. None of ACPGP, ACA or Messrs. Atchinson or Gross directly hold any shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 27,222,745 shares of Common Stock reported to be outstanding as of September 19, 2017 as reflected in the Company's Preliminary Prospectus on Schedule 14A filed with the SEC on October 12, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 8 of 10 Pages

(c)	The transactions in the shares of Common Stock effected by ACP since the filing of the Original Schedule 13D, which were all in the open market, is set forth in Schedule A hereto and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the shares of Common Stock since the filing of the Original Schedule 13D.

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2017

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

PHILLIP GROSS

/s/ Phillip Gross
PHILLIP GROSS, individually

CUSIP No. 45780V102	SCHEDULE 13D/A	Page 10 of 10 Pages

Schedule A

Transactions in shares of Common Stock of the Issuer since the filing of the Original Schedule 13D

The following table sets forth all transactions in the shares of Common Stock effected by ACP since the filing of the Original Schedule 13D by the Reporting Persons. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)
10/06/2017	41,949	2.72	2.71-2.72
10/09/2017	9,700	2.47	2.45-2.5
10/16/2017	1,700	2.43	2.425-2.48
10/17/2017	64,395	2.42	2.165-2.5
10/18/2017	18,590	2.28	2.255-2.3
10/19/2017	63,666	2.38	2.35-2.4
10/20/2017	25,000	2.40	2.32-2.43
10/23/2017	6,398	2.38	2.35-2.395
10/24/2017	84,900	2.47	2.4225-2.5
10/25/2017	35,000	2.38	2.345-2.425
10/26/2017	25,000	2.38	2.33-2.395

*       Excluding commissions